UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

Canopy Growth Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

901164

(CUSIP Number)

Lloyd H. Spencer, Esq.

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, D.C. 20001

(202) 585-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Greenstar Canada Investment Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,999,258
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,999,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,999,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Greenstar Canada Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,999,258
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,999,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,999,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Constellation Brands Canada Holdings ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,999,258
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,999,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,999,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON HC and CO

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Constellation Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,999,258
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,999,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,999,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON HC and CO

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Constellation International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,999,258
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,999,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,999,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON HC and CO

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS CBG Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 244,245,453
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 244,245,453

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,245,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Greenstar II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 244,245,453
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 244,245,453

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,245,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14	TYPE OF REPORTING PERSON HC and CO

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Greenstar II Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 244,245,453
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 244,245,453

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,245,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14	TYPE OF REPORTING PERSON HC and CO

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Constellation Brands, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 311,244,711
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 311,244,711

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,244,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14	TYPE OF REPORTING PERSON HC and CO

This Amendment No. 11 (this “Amendment”) is being filed by Greenstar Canada Investment Limited Partnership (“Greenstar LP”), Greenstar Canada Investment Corporation (“GCIC”), Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited (“CIHL”), CBG Holdings LLC (“CBG”), Greenstar II LLC (“GII”), Greenstar II Holdings LLC (“GIIH”), and Constellation Brands, Inc. (“Constellation”) (collectively, the “Reporting Persons”), pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment amends the Schedule 13D filed on July 17, 2018 by Greenstar LP, GCIC, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, CIHL and Constellation (the “Initial Schedule 13D”), as the Initial Schedule 13D was amended by (i) Amendment No. 1 filed on August 16, 2018 (the “First Amendment”), by the Reporting Persons (other than GII and GIIH), (ii) Amendment No. 2 filed on November 2, 2018 (the “Second Amendment”) by CBG and Constellation, (iii) Amendment No. 3 filed on December 3, 2018 (the “Third Amendment”) by the Reporting Persons (other than CBG, GII and GIIH), (iv) Amendment No. 4 filed on July 3, 2019 (the “Fourth Amendment”) by the Reporting Persons (other than GII and GIIH); (v) Amendment No. 5 filed on May 4, 2020 (the “Fifth Amendment”) by the Reporting Persons (other than CBG, GII and GIIH); (vi) Amendment No. 6 filed on April 29, 2021 (the “Sixth Amendment”) by the CBG, GII, GIIH and Constellation; (vii) Amendment No. 7 filed on July 1, 2022 (the “Seventh Amendment”) by the Reporting Persons (other than CBG, GII and GIIH); (viii) Amendment No. 8 filed on July 19, 2022 (the “Eighth Amendment”) by the Reporting Persons (other than CBG, GII and GIIH); (ix) Amendment No. 9 filed on October 26, 2022 (the “Ninth Amendment”) by the Reporting Persons; and (x) Amendment No. 10 filed on April 17, 2023 (the “Tenth Amendment” and together with the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment, the Seventh Amendment, the Eighth Amendment, the Ninth Amendment and the Initial Schedule 13D, the “Schedule 13D”) by the Reporting Persons.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The title and class of equity securities to which this Amendment relates is the Common Shares, no par value (the “Common Shares”), of Canopy Growth Corporation, a company organized and existing under the laws of Canada (the “Issuer” or “Canopy”). The principal executive offices of the Issuer are located at 1 Hershey Drive, Smiths Falls, Ontario Canada, K7A 0A8.

Item 2. Identity and Background.

Paragraphs (a) – (c) of Item 2 of the Schedule 13D is hereby revised and supplemented with the following:

(a) – (c) Current information concerning the identity and background of each executive officer and director of CBG, GII, GIIH, GCIC, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, CIHL and Constellation is set forth on Annex A (collectively, the “Covered Persons”), attached hereto and incorporated herein by reference.

Paragraphs (d) - (e) of Item 2 of the Schedule 13D is hereby revised and supplemented with the following:

(d) – (e) None of the Reporting Persons or, to the best knowledge of CBG and Greenstar LP, any of the Covered Persons has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby revised and supplemented with the following:

On July 13, 2023, the Issuer entered into privately negotiated redemption agreements (collectively, the “Redemption Agreements”) with certain holders (the “Holders”) of its 4.25% senior notes due July 15, 2023 (the “Notes”). None of the Reporting Persons are Holders of Notes. Pursuant to the Redemption Agreements, the Issuer redeemed approximately C$193 million of the aggregate principal amount of the Notes held by the Holders for consideration in the aggregate amount of C$193 million for (i) an aggregate cash payment in the amount of approximately $101 million in cash, (ii) the issuance of 90,430,920 newly issued Common Shares, and (iii) the issuance of approximately C$40.4 million aggregate principal amount of newly issued non-interest bearing unsecured convertible debentures (the “Debentures”). The Debentures are convertible into Common Shares (the “Debenture Shares”) at a conversion price equal to $0.55, subject to adjustment in certain events, at the option of the Holder at any time or times following the approval by the Issuer’s shareholders for issuance of all of the Debenture Shares in excess of 19.99% and 25%, as applicable, of the issued and outstanding Common Shares in accordance with the applicable rules and regulations of the Nasdaq Stock Market and the Toronto Stock Exchange (the “Shareholder Approval”).

On July 13, 2023, CBG and Greenstar LP entered into a voting support agreement (the “Voting Support Agreement”) with the Issuer, pursuant to which CBG and Greenstar LP have agreed to vote their Common Shares in favor of the Shareholder Approval.

Except as previously disclosed in the Schedule 13D or set forth in this Amendment, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D. The Reporting Persons may evaluate on a continuing basis their investment in the Issuer and expect that they may from time to time acquire or dispose of Common Shares or other securities of the Issuer. The Reporting Persons may purchase or sell Common Shares in the future, either on the open market or in private transactions, in each case, depending on a number of factors, including general market and economic and industry conditions and other available investment opportunities. Depending on market conditions, general economic and industry conditions, the Issuer’s business and financial condition and/or other relevant factors, the Reporting Persons may develop other plans or intentions in the future relating to one or more of the actions described in Item 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) – (c) of Item 5 of the Schedule 13D is hereby revised and supplemented as follows:

(a) – (c) Greenstar LP has direct beneficial ownership of 66,999,258 Common Shares, representing approximately 9.3% of the issued and outstanding Common Shares of the Issuer as of July 17, 2023. GCIC is the general partner of Greenstar LP and is wholly-owned by Constellation Brands Canada Holdings ULC, which in turn is wholly-owned by Constellation Capital LLC, which in turn is wholly-owned by CIHL, which in turn is wholly-owned by Constellation.

In the aggregate, CBG has direct beneficial ownership of (i) 104,500,000 Common Shares of the Issuer, (ii) 88,472,861 Modified Tranche A Warrants exercisable at a price of C$50.40 per Common Share and expiring, in accordance with their terms, on November 1, 2023, (iii) 38,454,444 Modified Tranche B Warrants exercisable upon the exercise, in full, of the Modified Tranche A Warrants, at an exercise price of C$76.68 per share, and (iv) 12,818,148 Tranche C Warrants exercisable upon the exercise, in full, of the Modified Tranche A Warrants, at an exercise price based on the five-day volume-weighted trading price of the Issuer’s common shares on the Toronto Stock Exchange immediately prior to exercise, representing approximately 28.5% of the issued and outstanding Common Shares of the Issuer as of July 17, 2023. The Modified Tranche B Warrants and the Tranche C Warrants will expire on November 1, 2026. Additionally, the exercise price of the Tranche B Warrants and the Tranche C Warrants may be reduced in certain circumstances. As previously disclosed in the Schedule 13D, if (i) the proposed corporate transaction by the Issuer to consolidate its U.S. cannabis assets into a newly formed holding company, Canopy USA, LLC, is completed and (ii) the Issuer’s proposal to amend its share capital to (a) provide for the creation of a new class of non-voting and non-participating exchangeable shares which will be convertible into Common Shares (“Exchangeable Shares”), and (b) restate the rights of the Common Shares to provide for the conversion of Common Shares into Exchangeable Shares on a one-for-one basis at any time at the option of the holder of such shares is authorized by the Issuer’s shareholders and adopted by the Issuer and Greenstar LP and CBG convert their Common Shares into Exchangeable Shares, CBG intends to surrender its warrants to the Issuer for cancellation. CBG is wholly-owned by GII, which in turn is wholly-owned by GIIH, which in turn is wholly-owned by Constellation.

In the aggregate, Constellation has indirect beneficial ownership of (i) 171,499,258 Common Shares of the Issuer, (ii) 88,472,861 Modified Tranche A Warrants, (iii) 38,454,444 Modified Tranche B Warrants, and (iv) 12,818,148 Tranche C Warrants, representing approximately 36.3% of the issued and outstanding Common Shares of the Issuer as of July 17, 2023.

Except as set forth in the Schedule 13D, to the best knowledge of the Reporting Persons and other than as previously disclosed, the Covered Persons do not beneficially own any Common Shares as of July 17, 2023, other than Judy A. Schmeling, who holds 55,939 Common Shares which were acquired following the vesting of restricted stock units acquired as compensation for her position as a director of the Issuer, including 8,186 Common Shares acquired on June 27, 2023 from the vesting of restricted stock units, net of Common Shares disposed of to satisfy tax obligations in connection with such vesting. The Reporting Persons disclaim beneficial ownership of each Covered Person’s Common Shares and such Common Shares are excluded from the aggregate amounts reported by the Reporting Persons in this Amendment and Schedule 13D.

Except as set forth herein, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the Covered Persons, has engaged in any transaction involving any Common Shares in the 60-day period ended July 17, 2023.

The aggregate percentage of Common Shares reported owned by the Reporting Persons is based upon 717,196,302 Common Shares outstanding, which is the total number of Common Shares outstanding as of July 17, 2023, as provided to the Reporting Persons by the Issuer, plus in the case of CBG, GII, GIIH and Constellation 139,745,453 Common Shares underlying the warrants held by CBG that are exercisable within 60 days of the date hereof and are treated as issued and outstanding only for the purpose of computing the percentage ownership of the Reporting Persons pursuant to Rule 13d-3(1)(i) under the Exchange Act.

Item 6. Contracts, Arrangements, Understandings or Relationships to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby revised and supplemented as follows:

In connection with the transactions described in Item 4 above, CBG, Greenstar LP and the Issuer entered into the Voting Support Agreement (which is described in Item 4) on July 13, 2023.

Other than as described in this Amendment and the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities, including the Common Shares.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1	Voting Support Agreement, dated July 13, 2023, between CBG Holdings LLC, Greenstar Canada Investment Limited Partnership, and Canopy Growth Corporation (incorporated herein by reference to Exhibit 10.4 of Canopy Growth Corporation’s Form 8-K filed on July 14, 2023).

Exhibit 99.2	Joint Filing Agreement among the Reporting Persons dated July 20, 2023.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2023	CBG Holdings LLC

	By:	/s/ Kenneth W. Metz
	Name:	Kenneth W. Metz
	Title:	President

Greenstar II LLC

	By:	/s/ Oksana S. Dominach
	Name:	Oksana S. Dominach
	Title:	Vice President and Treasurer

Greenstar II Holdings LLC

	By:	/s/ Oksana S. Dominach
	Name:	Oksana S. Dominach
	Title:	Vice President and Treasurer

Greenstar Canada Investment Limited Partnership
	By:	Greenstar Canada Investment Corporation, its general partner

	By:	/s/ Kenneth W. Metz
	Name:	Kenneth W. Metz
	Title:	President

Greenstar Canada Investment Corporation

	By:	/s/ Kenneth W. Metz
	Name:	Kenneth W. Metz
	Title:	President

Constellation Brands Canada Holdings ULC

	By:	/s/ Kenneth W. Metz
	Name:	Kenneth W. Metz
	Title:	President

Constellation Capital LLC

	By:	/s/ Oksana S. Dominach
	Name:	Oksana S. Dominach
	Title:	Vice President and Treasurer

Constellation International Holdings Limited

	By:	/s/ Oksana S. Dominach
	Name:	Oksana S. Dominach
	Title:	Vice President and Treasurer

Constellation Brands, Inc.

By:	/s/ James O. Bourdeau
Name:	James O. Bourdeau
Title:	Executive Vice President, Chief Legal Officer and Secretary

Annex A

The following is a list, as of July 17, 2023, of the executive officers and directors of each of CBG Holdings LLC, Greenstar II LLC, Greenstar II Holdings LLC, Greenstar Canada Investment Corporation, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation Brands, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly affiliated with Constellation Brands, Inc.) unless otherwise noted.

Executive Officers of CBG Holdings LLC:

Name	Position	Business Address	Citizenship
Kenneth W. Metz	President	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Becka	Vice President	131 S. Dearborn Street, Chicago, Illinois 60603	US

Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Jeffrey H. LaBarge	Vice President and Assistant Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Reitz	Vice President and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Brian S. Bennett	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of CBG Holdings LLC:

Name	Position	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Greenstar II LLC:

Name	Position	Business Address	Citizenship
Garth Hankinson	President	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Becka	Vice President	131 S. Dearborn Street, Chicago, Illinois 60603	US

Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Jeffrey H. LaBarge	Vice President and Assistant Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Kenneth W. Metz	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Reitz	Vice President and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Brian S. Bennett	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Greenstar II LLC:

Name	Position	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Garth Hankinson	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Oksana S. Dominach	Senior Vice President and Treasurer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Greenstar II Holdings LLC:

Name	Position	Business Address	Citizenship
Garth Hankinson	President	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Becka	Vice President	131 S. Dearborn Street, Chicago, Illinois 60603	US

Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Jeffrey H. LaBarge	Vice President and Assistant Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Kenneth W. Metz	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Reitz	Vice President and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Brian S. Bennett	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Greenstar II Holdings LLC:

Name	Position	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Garth Hankinson	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Oksana S. Dominach	Senior Vice President and Treasurer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Greenstar Canada Investment Corporation:

Name	Position	Business Address	Citizenship
Kenneth W. Metz	President	207 High Point Drive, Building 100, Victor, New York 14564	US

Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Brian S. Bennett	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Greenstar Canada Investment Corporation:

Name	Position	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Oksana S. Dominach	Senior Vice President and Treasurer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Kenneth W. Metz	Senior Vice President, Finance, Wine & Spirits Division of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation Brands Canada Holdings ULC:

Name	Position	Business Address	Citizenship
Kenneth W. Metz	President	207 High Point Drive, Building 100, Victor, New York 14564	US

Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Brian S. Bennett	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation Brands Canada Holdings ULC:

Name	Principal Occupation or Employment	Business Address	Citizenship
Oksana S. Dominach	Senior Vice President and Treasurer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Timothy D. Robins	Vice President, Tax of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation Capital LLC:

Name	Position	Business Address	Citizenship
Garth Hankinson	President	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Becka	Vice President	131 S. Dearborn Street, Chicago, Illinois 60603	US

Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Kenneth W. Metz	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Reitz	Vice President and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Brian S. Bennett	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation Capital LLC:

Name	Principal Occupation or Employment	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Garth Hankinson	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation International Holdings Limited:

Name	Position	Business Address	Citizenship
James A. Sabia, Jr.	President	131 S. Dearborn Street, Chicago, Illinois 60603	US

Garth Hankinson	Executive Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Robert L. Hanson	Executive Vice President	101 Mission Street, San Francisco, California 94105	US

Michael Becka	Vice President	131 S. Dearborn Street, Chicago, Illinois 60603	US

Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Thomas M. McCorry	Vice President and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Kenneth W. Metz	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Reitz	Vice President and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Brian S. Bennett	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation International Holdings Limited:

Name	Principal Occupation or Employment	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Garth Hankinson	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

James A. Sabia, Jr.	Executive Vice President and President, Beer Division of Constellation Brands, Inc.	131 S. Dearborn Street, Chicago, Illinois 60603	US

Executive Officers of Constellation Brands, Inc.:

Name	Position	Business Address	Citizenship
William A. Newlands	President and Chief Executive Officer	131 S. Dearborn Street, Chicago, Illinois 60603	US

James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

K. Kristann Carey	Executive Vice President and Chief Human Resources Officer	131 S. Dearborn Street, Chicago, Illinois 60603	US

James A. Sabia, Jr.	Executive Vice President and President, Beer Division	131 S. Dearborn Street, Chicago, Illinois 60603	US

Garth Hankinson	Executive Vice President and Chief Financial Officer	207 High Point Drive, Building 100, Victor, New York 14564	US

Robert L. Hanson	Executive Vice President and President, Wine & Spirits Division	101 Mission Street, San Francisco, California 94105	US

Michael McGrew	Executive Vice President and Chief Communications, CSR and Diversity Officer	131 S. Dearborn Street, Chicago, Illinois 60603	US

Mallika Monteiro	Executive Vice President and Chief Growth, Strategy and Digital Officer	131 S. Dearborn Street, Chicago, Illinois 60603	US

Directors of Constellation Brands, Inc.:

Name	Principal Occupation or Employment	Business Address	Citizenship
Christy Clark	Senior Advisor, Bennett Jones LLP	207 High Point Drive, Building 100, Victor, New York 14564	Canada

Jennifer M. Daniels	Chief Legal Officer and Secretary of Colgate-Palmolive Company	207 High Point Drive, Building 100, Victor, New York 14564	US

Nicholas I. Fink	Chief Executive Officer of Fortune Brands Innovations, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Jeremy S. G. Fowden	Chairman of the Board of Primo Water Corporation	207 High Point Drive, Building 100, Victor, New York 14564	United Kingdom

Ernesto M. Hernandez	Former President and Managing Director of General Motors de Mexico, S. de R.L. de C.V.	207 High Point Drive, Building 100, Victor, New York 14564	Mexico

Susan Somersille Johnson	Chief Marketing Officer of Prudential, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

James A. Locke III	Senior Counsel to the law firm of Nixon Peabody LLP	207 High Point Drive, Building 100, Victor, New York 14564	US

Daniel J. McCarthy	Former President and Chief Executive Officer of Frontier Communications Corporation	207 High Point Drive, Building 100, Victor, New York 14564	US

Jose Manuel Madero Garza	Independent Business Consultant and Former Chief Executive Officer of Grupo Bepensa	207 High Point Drive, Building 100, Victor, New York 14564	Mexico

William A. Newlands	President and Chief Executive Officer of Constellation Brands, Inc.	131 S. Dearborn Street, Chicago, Illinois 60603	US

Richard Sands	Non-Management Director of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Robert Sands	Non-Executive Chairman of the Board of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Judy A. Schmeling	Former Chief Operating Officer of HSN, Inc., and former President of HSN’s Cornerstone Brands	207 High Point Drive, Building 100, Victor, New York 14564	US